Exhibit 1A.6B

Tuesday, November 29, 2016

______________

______________

______________

Re:	Employment Offer

Dear Bob:

It is my pleasure to offer you a position at YayYo. (the “Company”). This letter shall serve to confirm the terms of your at-will employment with the Company. If the terms discussed below are acceptable to you, please sign this confirmation letter as indicated and return it to me.

I.	Position.

Your initial position with the Company will be ________ and member of the Board of Directors. You responsibilities will include working with the founder on Strategy and helping build the Company’s management team.

II.	Compensation.

A.	Salary. The Company will pay you as follows:
(i) For December 2016, a monthly rate of $15,000.00, payable on January 1, 2017
(ii) For January and February 2017, a monthly rate of $10,000 per month, payable on the 5th of each month.
(iii) For all months after February 2017, the Company and you shall agree in writing on amounts and terms for continued compensation.

B.	Stock Options. Upon signing this Employment Offer, the Company will award to you in consideration for services options to purchase 100,000 shares of the Company’s stock under such terms and conditions as shall be determined by the Company and as shall be further set forth in your formal employment agreement with the Company.

C.	Benefits. You will not be eligible for any benefits are part of your employment, however, you will be eligible to receive future benefits and bonuses to the same extent as, and subject to the same terms, conditions and limitations applicable to, other employees of the Company of similar rank and tenure.

II.	Start Date. Your employment with the Company will commence on November 29, 2016.

IV.	Terms of Employment. This offer of employment is also contingent upon you providing us with the following documents in order to be in compliance with the Federal Immigration law. These documents can be either a U.S. Passport, a “Green Card”, or a non-employment restricted Social Security Card along with a valid driver’s license. We are required to make a copy of various documents and retain those documents in your personnel file. These documents must be presented on the first date of your employment.

YayYo, LLC

Anthony Davis Offer Letter

November 29, 2016

V.	Dispute Resolution. By accepting our offer of employment, all parties waive their right to a jury trial in the event of a dispute and agree to submit all disputes among them, including those related to the termination of your employment for any reason, to binding arbitration pursuant to the Arbitration Agreement contained in the Company’s Employee Handbook.

This offer is extended to 11:00 p.m. on November 29, 2016. To accept this offer, please sign below. If we have not received an executed copy of this letter by the day above, this offer will be null and void.

This agreement constitutes the entire agreement between the parties with respect to the subject matter of this agreement, and supersedes and replaces all prior or contemporaneous understandings or agreements, written or oral, regarding such subject matter, except as to the agreements, handbooks and documents referred to in this letter.

We look forward to working with you to make YayYo, LLC. a success. If there are any aspects of our offer that you would like clarified, please let me know.

Very truly yours,

YayYo, LLC

By:	/s/ Ramy El-Batrawi
Ramy El-Batrawi
Managing Member

I, _______, accept this employment offer with the understanding that it is not an employment contract and that my employment with YayYo, LLC. is not for any fixed term and constitutes at-will employment. The provisions stated in this letter supersede all prior discussions and offer negotiations.

Dated: 11/29/2016

YayYo, LLC